Exhibit for Item 77M - Mergers.

On May 15, 2015, Government Fund, a series of Fidelity Newbury Street Trust, transferred all of its shares to Fidelity Government Money Market Fund, a series of Fidelity Hereford Street Trust, solely in exchange for shares of Government Fund and the assumption by Fidelity Government Money Market Fund of Government Fund's liabilities, and such shares of Fidelity Government Money Market Fund were distributed constructively to shareholders of Government Fund in complete liquidation and termination of Government Fund. The transaction was approved by the Board on January 14, 2015.